Exhibit 99.1

News Release

Rosetta Genomics Names Brian Markison Board Chairman

PHILADELPHIA and REHOVOT, Israel (April 12, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG) today announced that the Company’s Board of Directors has appointed Director Brian A. Markison, former Chairman and Chief Executive Officer of King Pharmaceuticals, as Rosetta’s new Board Chairman, as current chairman, Yoav Z. Chelouche, has resigned from the Company’s Board and from his role as its Chairman effective today. Mr. Chelouche continues to serve as the Chairman of Rosetta Green (TASE: RSTG), the Company’s majority held subsidiary.  Following these changes, the Company’s Board of Directors now has seven members.

“This is an exciting time to be joining Rosetta Genomics as advances in molecularly-targeted therapies in oncology are driving the need for more accurate sub-classification of tumor types, which helps to guide treatment decisions, monitor therapy, predict outcomes and more.  Rosetta’s microRNA technologies, with their high reproducibility, robustness and accuracy are ideally suited to accurately provide this valuable clinical information,” commented Mr. Markison.  “I look forward to working with management to guide the successful implementation of the Company’s commercial strategy and expect the coming 18 months to be transformational as Rosetta Genomics transitions into a fully integrated entity with a growing U.S. commercial oncology presence.”

“We thank Yoav for his years of valuable service to Rosetta Genomics.  His contributions were instrumental in guiding the Company through the early clinical development of our pipeline of microRNA diagnostics and biomarkers,” commented Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.  “We welcome Brian as our new Chairman and look forward to utilizing his extensive industry expertise, particularly as we implement our domestic commercial plan in oncology.  As the former Chairman and CEO of a successful, large U.S. biopharmaceutical company, Brian’s considerable experience will be instrumental in guiding Rosetta as we build our commercial capabilities and continue to transition into a leading molecular diagnostics company,” added Mr. Berlin.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the growth of the Company’s U.S. commercial oncology presence constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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